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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Greece acquires up to six Embraer KC-390 Millennium
Multi-Mission Aircraft

•	The Hellenic Republic becomes the latest European nation to acquire the advanced multi-mission aircraft through a government-to-government agreement with Portugal
•	The acquisition will enhance interoperability with NATO allies and strengthen Greece’s operational capabilities

Athens, November 02, 2026 – The Hellenic Ministry of National Defense today signed a contract to acquire three KC-390 Millennium with options for an additional three aircraft, produced by Embraer (NYSE: EMBJ/B3: EMBJ3) through a government-to-government agreement between Greece and Portugal.

As part of this landmark agreement, the Hellenic Air Force will receive its first KC-390 Millennium in 2027, enhancing its airlift and air-to-air refueling capabilities while strengthening interoperability with NATO (North Atlantic Treaty Organization) and allied forces. Greece will also benefit from European synergies in training, support, and logistics.

“We are honored by Greece's decision to acquire the KC-390 Millennium. This choice underscores the trust and confidence that leading NATO members place in our aircraft. This very important milestone further solidifies the aircraft's position as a preferred solution for military airlift among NATO allies. The KC-390's proven performance, reliability, and cost efficiency make it an ideal choice for nations seeking to enhance their operational capabilities” said Bosco Da Costa Junior, President & CEO of Embraer Defense & Security.

Greece becomes the seventh European nation to select the aircraft, joining Portugal, Hungary, the Netherlands, Austria, the Czech Republic and Sweden. The acquisition reflects a growing trend among EU/NATO member states recognizing the aircraft’s effectiveness in addressing current and future defense needs.

Beyond the European air forces, the KC-390 Millennium has also been acquired by the air forces of Brazil, the Republic of Korea, the Republic of Uzbekistan, the United Arab Emirates and Colombia. This next-generation multi-mission aircraft delivers unmatched capability, reliability, versatility and performance, with seamless interoperability, to enhance air forces’ operational capabilities worldwide.

The KC-390 Millennium is a next-generation military aircraft designed in the 21st century with interoperability as a key requirement, integrating advanced communications, mission systems, and modern digital architecture into a single platform to enable seamless joint and coalition operations.

It can carry more payload (26 tons) compared to other medium-sized military transport aircraft, flying faster (470 knots) and farther. It can perform a wide range of missions, including cargo and troop transport, equipment and personnel airdrops, medical evacuation, search and rescue (SAR), firefighting, and humanitarian missions, operating from temporary or unpaved runways. The aircraft, when configured with quick-installation air-to-air refueling equipment (AAR), can operate both as a tanker and as a receiver.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution centers among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations